May 30, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Attention: Dale Welcome

Jean Yu

Re: Worthington Enterprises, Inc.

Form 10-K for Fiscal Year Ended May 31, 2023

Forms 8-K filed September 27, 2023 and December 19, 2023

File No. 001-08399

Dear Mr. Welcome and Ms. Yu:

This letter is being submitted in response to the comment letter dated May 16, 2024 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission addressed to Joe Hayek, Executive Vice President, Chief Financial and Operations Officer of Worthington Enterprises, Inc. (the “Company”). This letter contains the Company’s responses to the Comment Letter. For your convenience, each comment is repeated below, followed by the Company’s response.

Form 10-Q for Fiscal Quarter Ended February 29, 2024

Adjusted EBITDA, page 35

1.
We note that you reconcile Adjusted EBITDA to net earnings from continuing operations and understand from your response to prior comment 1 that you believe “net earnings from continuing operations is the most comparable GAAP measure because it excludes earnings from discontinued operations.” Please revise future filings to change the name of your non-GAAP measure to “Adjusted EBITDA from continuing operations” to reflect its content more accurately. This comment also applies to your non-GAAP disclosures on page 31 and your Form 8-K filed March 20, 2024.

Response: The Company respectfully acknowledges the Staff's comment and notes that the definition of adjusted EBITDA, as provided on page 1 of the Company’s Form 10-Q for the period ended February and the last page of its Form 8-K filed March 20, 2024, indicates that the non-GAAP financial measure is calculated on the basis of continuing operations. As such, consistent with the guidance in Question 102.07 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures to provide “a clear description of how [the non-GAAP financial measure] is calculated, as well as the necessary reconciliation,” the Company clearly defined how adjusted EBITDA was calculated, consistently used the defined term in the Form 10-Q and Form 8-K referenced in the Staff’s comment above, and provided the required reconciliation to the most comparable financial measure calculated and presented in accordance with GAAP. Absent a further objection by the Staff, the Company will continue to define adjusted EBITDA in documents filed with the SEC and earnings releases furnished to the SEC under Item 2.02 of Form 8-K.

2.
We refer to your adjustment to exclude corporate costs eliminated at separation. You indicate that the adjustments reflect reductions in certain corporate overhead costs that no longer exist post-separation, and which were included in continuing operations as they represent general corporate overhead that was historically allocated to Worthington Steel but did not meet the requirements to be presented as discontinued operations. Please tell us why these corporate costs would not represent normal, recurring, cash operating expenses necessary to operate your business, and why adjusting for such costs in your non-GAAP measures would not be inconsistent with the guidance in Question 100.01 of the Division of Corporation Finance Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. This comment also applies to your presentation of adjusted net earnings from continuing operations in Form 8-K filed March 20, 2024.

Response: The Company respectfully acknowledges the Staff's comment and notes that it follows a consistent and controlled process each quarter to ensure that its reporting of non-GAAP financial measures is consistent with the Staff’s rules and regulations, including the Division of Corporate Finance CD&Is on Non-GAAP Financial Measures. This includes formal review by the Company’s Disclosure Committee, composed of key members of the Company’s leadership team, including the Chief Financial Officer, General Counsel and Corporate Controller and Chief Accounting Officer, as well as our independent registered public accounting firm and external legal counsel on an annual basis. The purpose of the review is to ensure the Company’s public statements and disclosures are reasonable, appropriate and in compliance with the applicable rules and regulations. As it relates specifically to non-GAAP financial measures, this review process is intended to not only ensure regulatory compliance, but to also ensure all applicable non-GAAP disclosures are 1) meaningful to investors and consistent with how management defines and uses non-GAAP financial measures internally and 2) not misleading to users of the Company’s financial statements.

The Company respectfully notes that the separation of its former Steel Processing business on December 1, 2023, and the corresponding restatement of the Company’s historical results of operations and financial position to present the component as a discontinued operation, created unique issues in the comparability of its financial statements post-separation. Substantially all of the costs in question relate to corporate resources that, post-separation, no longer exist to support the Company’s continuing operations, but were not “clearly identifiable” to the Steel Processing component, as discussed in ASC 205-20, and therefore not appropriate to present within net earnings from discontinued operations. For purposes of managing the Company’s continuing operations and evaluating results internally, management considers these to be analogous to costs incurred without a benefit, as discussed in ASC 420, and have therefore excluded these costs when evaluating post-separation results against the comparable prior year period. Furthermore, based on investor outreach in the periods leading up to the separation, the Company and its Disclosure Committee believes this presentation is meaningful to the users of the Company’s financial statements and, in the case of its quarterly results for the period ended February 29, 2024, enhances comparability, specifically as it relates to the Company’s prospective corporate SG&A run rate.

Based on the discussion above, the Company and its Disclosure Committee concluded that the costs in question (i.e., corporate costs that were eliminated at separation) are not, in the context of the Company’s continuing operations, normal and recurring operating expenses necessary to support its ongoing business activities and therefore exclusion of these costs in its non-GAAP financial measures for the period ended February 29, 2024, was not misleading. Absent a further objection by the Staff, the Company will continue to present non-GAAP financial measures excluding these costs to illustrate the effects of the separation on its continuing operations.

Form 10-K for Fiscal Year Ended May 31, 2023

Consolidated Financial Statements

Note P - Segment Data, page 80

3.
We refer to your response to prior comment 1 and the disclosures provided in Note O of your Form 10-Q for the fiscal quarter ended February 29, 2024. We remind you that reportable segment information presented in your footnote, to comply with ASC 280, is excluded from the definition of a non-GAAP measure as provided in Item 10(e)(5) of Regulation S-K. Given this, the requirement in the segment footnote to reconcile the total of the reportable segments’ measure of profit and loss to consolidated income before income taxes and discontinued operations is prescribed by GAAP, rather than non-GAAP rules and guidance. In this regard, we reissue our prior comment 1. Please revise your future annual and interim filings to comply the disclosure requirements of ASC 280-10-50-30(b) and ASC 280-10-50-32(f).

Response: The Company respectfully acknowledges the Staff’s comment and notes that in future periods the Company will enhance its segment footnote disclosures to include a buildup of consolidated adjusted EBITDA by reportable segment and will reconcile the consolidated total to consolidated net earnings before income taxes and discontinued operations, in accordance with ASC 280.

If you have any questions or comments regarding this response, please call the undersigned at 614-840-3355. Thank you very much for your attention to this matter.

Very truly yours,

/s/ Patrick J. Kennedy

Patrick J. Kennedy,

Vice President - General Counsel and Secretary